Sensata Technologies 529 Pleasant Street Attleboro, MA 02703 508.236.3800 www.sensata.com

November 13, 2024

Via EDGAR

Ms. Nudrat Salik and Mr. Terence O'Brien
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Salik and Mr. O'Brien,

This letter is being furnished on behalf of Sensata Technologies Holding plc (“Sensata” or the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) raised in your letter dated October 30, 2024 (the “Comment Letter”) based on the Staff’s review of Sensata’s Form 10-K for the Year Ended December 31, 2023 and Form 10-Q for the Period Ended June 30, 2024. Below the Company has reprinted each of the Staff’s comments in bold and thereunder set forth our related response.
Form 10-Q for the Period Ended June 30, 2024
Non-GAAP Financial Measures, page 27
1.We note your determination of multiple non-GAAP measures excludes step-up depreciation and amortization. Please address the following:
•For the six months ended June 30, 2024, step-up depreciation and amortization appears to include depreciation expense associated with the step-up in fair value of assets acquired in connection with a business combination and amortization of intangible assets. Please help us understand how you determined this adjustment was appropriate given that it appears to have the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP as it adjusts for only partial depreciation and amortization of acquired assets. Refer to Question 100.04 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures; and
Response:
The Company acknowledges the Staff’s comment regarding the step-up depreciation and amortization excluded from the Company’s non-GAAP financial measures. The Company believes its treatment of the step-up depreciation and amortization of intangible assets is not an individually tailored accounting principle as contemplated by Question 100.04 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, as

the Company believes that it does not have the impact of changing the recognition and measurement principles required to be applied in accordance with GAAP and is not misleading as presented.

Importantly, the non-GAAP measures used by the Company are derived from GAAP amounts. In preparing the non-GAAP financial measures the Company prepared its depreciation and amortization in accordance with GAAP and then excluded the impact of particular components of depreciation and amortization, which were also measured and recognized in accordance with GAAP. All of these adjustments are transparently disclosed on pages 29-31 of the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024 and pages 50-52 of the Company Annual Report on Form 10-K for the year ended December 31, 2023. These adjustments do not accelerate or delay the recognition of any costs by the Company, nor do they result in any other change to the recognition and measurement principles required to be applied in accordance with GAAP of the sort that the Staff found could be misleading in Question 100.04 of the Division’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

The Company believes that the adjustments to exclude step-up depreciation and amortization allow for more useful comparison to prior period operating results. These adjustments are utilized in the Company’s internal financial statements, which include depreciation on ordinary capital expenditures but exclude acquisition-related adjustments and that are used by the Company’s management in connection with financial planning, capital allocation and in management’s review and assessment of the Company’s business operations. Further, the Company’s internal metrics of performance that are used as a driver of compensation, including annual bonuses, exclude step-up depreciation and amortization.

The Company believes that the exclusion of step-up amortization and depreciation is helpful to investors as supplemental information to promote period-to-period comparability of its financial statements and to accurately reflect how the Company’s management views the business. The amount and frequency of step-up adjustments are significantly impacted by the timing and size of the Company’s acquisitions and the operating strategy of the acquired business, and the exclusion of step-up amortization and step-up depreciation promotes a higher degree of comparability both internally for management and externally for investors. The Company has consistently applied the adjustment to exclude step-up depreciation and amortization of acquired intangibles to all acquisition transactions since it became a reporting issuer in 2010.

•For the year ended December 31, 2023, step-up depreciation and amortization appears to include accelerated amortization related to the exit of the Spear Marine Business in the second quarter of 2023. Please tell us the nature of the underlying assets. If useful lives were shortened while the assets presumably continued to contribute to revenue generation through the end of their useful lives, please explain your consideration of Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response:
In connection with the acceleration of amortization related to the exit of the Spear Marine Business, the Company did not shorten the useful lives of any assets while those assets were expected to continue to contribute to revenue generation. The acceleration of amortization of acquired intangible assets, which included completed technologies, customer relationships, and trademarks related to the Spear Marine Business, was necessary due to the decision made by the Company during Q2 2023 to cease operations of the Spear Marine Business. Prior to the exit of the Spear Marine Business, these intangible assets were being amortized based on the pattern of expected economic benefit. The accelerated amortization reflected a revision in the expected economic benefit of the intangible assets associated with the Spear Marine Business, which were no longer expected to contribute to revenue generation. However, amortization of intangible assets related to other activities of Spear was not accelerated at that time, because the Company expected to continue generating revenue from these other Spear activities.

2.We note you provide expanded disclosures in your Form 10-K of the restructuring related and other adjustment, which include a breakdown of each component that is included in this line item with the corresponding amount. These expanded disclosures are not provided in your Form 10-Q for the period ended June 30, 2024. Please provide us with these details for the six months ended June 30, 2024, and confirm that you will expand your disclosures to include a breakdown of each component that is included in this line item with the corresponding amount in your interim filings as well.
Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2024, the Company expanded its disclosure in interim filings to include a breakdown of each component that is included within the restructuring related and other adjustment line items and confirms that it plans to include the expanded disclosure in future interim filings.

The following provides these expanded disclosures for the six months ended June 30, 2024, as it would have appeared in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024:

The following table presents the components of our restructuring related and other non-GAAP adjustment to net income for the three and six months ended June 30, 2024 and 2023 (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the three months ended June 30,		For the six months ended June 30,
(In millions)	2024	2023	2024	2023
Business and corporate repositioning (i)	$26.8	$30.8	$29.2	$35.3
Other	—	0.2	—	(1.3)
Income tax effect (ii)	(0.8)	(0.6)	(1.4)	(1.3)
Total non-GAAP restructuring related and other (iii)	$26.0	$30.4	$27.8	$32.7
__________________________
i.Primarily includes charges related to repositioning our business and corporate functions to more effectively respond to the challenges that face the business.
1.The three and six months ended June 30, 2024 primarily includes (1) certain actions related to restructuring of our IT operations and product lifecycle management including product line discontinuations within the Sensing Solutions segment, resulting in total costs of $13.8 million in both periods, including severance, contract termination costs, and charges related to asset write-downs and (2) approximately $12.9 million and $15.4 million, respectively, of other various restructuring-related charges.
2.The three and six months ended June 30, 2023 primarily includes (1) $26.6 million in both periods of charges related to the exit the Spear Marine Business, $14.2 million of which was recorded in restructuring and other charges, net, and $11.8 million of which was recorded in cost of revenue, with the remainder recorded in selling general and administrative, (2) $3.6 million and $7.6 million of charges primarily recorded in restructuring and other charges, net, related to other various restructuring-related charges.
ii.We treat deferred taxes as a non-GAAP adjustment. Accordingly, the income tax effect of the restructuring related and other non-GAAP adjustment refers only to the current income tax effect.

iii.Total presented is the non-GAAP adjustment to net income. Certain portions of these adjustments are non-operating and are excluded from the non-GAAP adjustments to operating income.

3.Your determination of multiple non-GAAP measures includes an adjustment for Financing and other transaction costs, which include multiple components including expenses related to compensation arrangements entered into concurrent with the closing of an acquisition. Please provide us, and confirm that you will expand your disclosures to include, a breakdown of each component that is included in this line item with the corresponding amount.
Response:
The Company acknowledges the Staff’s comment and respectfully advises that Staff that, beginning with its Quarterly Report on Form 10-Q for the period ended September 30, 2024, the Company expanded its disclosure in interim filings to include a breakdown of each component that is included within the financing and other transaction costs adjustments and confirms that it plans to include the expanded disclosure in future interim filings.

The following provides these expanded disclosures for the six months ended June 30, 2024, as it would have appeared in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2024:

The following table presents the components of our financing and other transaction costs non-GAAP adjustment to net income for the three and six months ended June 30, 2024 and 2023 (amounts have been calculated based on unrounded numbers, accordingly, certain amounts may not appear to recalculate due to the effect of rounding):

	For the three months ended June 30,		For the six months ended June 30,
(In millions)	2024	2023	2024	2023
Transaction loss/(gain) (i)	$1.1	$(0.3)	$2.8	(4.5)
Merger and acquisition compensation arrangements (ii)	1.4	3.6	4.1	12.0
Loss on debt financing	—	0.4	—	0.9
Loss/(gain) on investments (iii)	1.0	0.3	14.3	0.3
Income tax effect (iv)	(1.0)	(0.1)	(0.9)	2.8
Total financing and other transaction costs (v)	$2.5	$3.9	$20.3	$11.5
__________________________
i.Primarily includes losses or gains related to the divestiture of a business, costs incurred, including for legal, accounting, and other professional services, that are directly related to an acquisition, divestiture, or other transaction.
ii.Primarily relates to one-time incremental compensation arrangements entered into concurrently with the closing of an acquisition with certain key personnel of the acquired company that will become payable, if at all, only upon the achievement of certain technical milestones related to the acquired business.
iii.Represents mark-to-market losses or gains on our equity investments
iv.We treat deferred taxes as a non-GAAP adjustment. Accordingly, the income tax effect of financing and transaction related and other non-GAAP adjustment refers only to the current income tax effect.
v.Total presented is the non-GAAP adjustment to net income. Certain portions of these adjustments are non-operating and are excluded from the non-GAAP adjustments to operating income.

Form 10-K for the Year Ended December 31, 2023
Business Strategy, page 5
4.We note your disclosure here and in MD&A of new business wins (“NBOs”), defined as incremental revenue to your current base of business that is expected to be recognized on average in the fifth year after entry into the agreement. Please clarify your presentation of this metric. For example:
•Clarify what is meant by “agreement” in this context, including whether you are referring to customer purchase orders with specified quantities and prices and whether these agreements represent firm commitments or are indefinite.
•Please expand your disclosure to clarify how NBOs are calculated. Please also clarify what is meant by “on average” in this context.
•Explain whether there are estimates or assumptions underlying the metric and tell us your consideration of whether disclosure of these estimates or assumptions is necessary.
Please refer to SEC Release 33-10751 for additional guidance.
Response:
The Company acknowledges the Staff’s comment regarding new business wins (“NBOs”).

The Company views the NBOs metric as a forward-looking indicator that reflects the prospects and long-term health of its business. The sensor and electrical protection components the Company provides for its customer platforms worldwide require it to engineer core technology platforms to specific applications and in other cases major upgrades that improve functionality. NBOs represent sourcing awards for future business to the Company and define the Company’s business case for sourcing, producing, and engineering goods for new or upcoming platforms. In this context, the Company refers to these sourcing awards as “agreements.”

These NBO agreements do not provide binding volume commitments or purchase obligations from the customer, do not elaborate on each parties’ specific rights and obligations, pricing, or order quantities, and precede incremental sourcing documents between the parties. However, NBOs provide insight into the future viability of the Company’s products on upcoming customer platforms and are necessary for understanding the positioning of the Company’s products within the market and helping management make resource allocation decisions. When calculating the value of NBOs, the Company estimates the per unit sales price for the item in question and multiples it by an estimate of the "average" expected sales volume for that item. The Company typically uses the fifth year of the customer’s annual volume projections for the platform as the “average” value as it generally represents the midpoint of the platform life multiplied by the estimated sales price during the same period.

The Company continuously evaluates its metrics used to evaluate the business. Going forward the Company, to the extent that it continues to make disclosure regarding NBOs, will expand that disclosure to include the following:

•Clarification of the term “agreement” to be clear that these are non-binding sourcing awards with estimates of volume, which do not elaborate on each parties’ specific rights and obligations, pricing or quantities; and
•Clarification of what is meant by “on average”, and how the estimate is calculated consistent with our description provided in this response.
Foreign Currency Translation, page 107
5.Prior to October 1, 2023, the functional currency of your wholly-owned subsidiaries in China was the US Dollar. Effective October 1, 2023, as a result of significant changes in economic facts and circumstances in the operations of your China foreign entities, the functional currency changed to the CNY. Please provide us with a comprehensive explanation of the specific significant changes in economic facts and circumstances that led you to determine it was appropriate to change your functional currency pursuant to ASC 830-10-45-7. Please also refer to the guidance in ASC 830-10-55-3 through 55-6.

Response:
The Company acknowledges the Staff’s comment regarding the change in the functional currency of its wholly-owned subsidiaries in China.

Pursuant to ASC 830-10-45-7, once the functional currency for a foreign entity is determined, that determination is used consistently unless significant changes in economic facts and circumstances indicate clearly that the functional currency has changed. While ASC 830 does not define a significant change of facts and circumstances, generally a change is warranted only when an operation encounters a significant and permanent change to its operating paradigm.

During 2022, management began considering the Company’s risk associated with having significant concentrations of activities in China supporting its business in other parts of the world. Due to the Company’s operational structure, certain types of possible geopolitical actions posed a significant risk to the Company. For example, significant tariffs could adversely impact the Company’s operations. To mitigate these risks, in 2023, the Company shifted its strategy by moving its China-based operations towards being “self-contained,” referred to as “China-for-China,” as opposed to being an extension of the Company’s worldwide operations. For example, the Company began renegotiating agreements with most existing suppliers, executing new agreements with China-based suppliers, and targeting greater consumption of products made in China within the China market. Given the timing of the underlying decision-making and implementation processes, this significant change occurred over time during 2023.

The Company considered how its change in strategy impacted the assessment of the economic factors provided in ASC 830-10-55-3 through 55-6 and has summarized key impacts below:

•Cash flow indicators: The majority of the cash balances, receivables balances, and payables balances were denominated in CNY for the wholly-owned subsidiaries in China. Although United States dollars (“USD”) comprised most of the remaining cash, receivables and payables balances, USD holdings in China were expected to decline over the long-term.

•Sales price indicators: The change in strategy will cause prices to be driven by local competition and market conditions rather than by worldwide competition or international prices.

•Sales market indicators: There are significant sales in the local market that are primarily denominated in CNY. Intercompany revenue, denominated in USD, is expected to stagnate and diminish over time due to this shift in strategy.

•Expense indicators: Employee salaries and benefits are denominated in CNY. Materials for manufacturing operations are sourced from a combination of suppliers (local and non-local) and other Sensata sites. However, beginning in 2023, the Company undertook an initiative to begin negotiating supplier agreements in CNY whenever possible rather than USD for the wholly-owned subsidiaries in China.

•Financing indicators: The wholly-owned subsidiaries in China generate sufficient cash to fund operations.

After considering the factors summarized above in the fourth quarter of 2023, the Company determined that a significant and permanent change to the operating paradigm of the wholly-owned subsidiaries in China occurred and that CNY should be the functional currency of the wholly-owned subsidiaries in China.

Sincerely,

/s/ Brian Roberts

Brian Roberts